

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Jianliang Shi
Chief Executive Officer
China Green Energy Industries, Inc.
Jiangsu Wujin Lijia Industrial Park
Lijia Town, Wujin District
Changzhou, Jiangsu Province
People's Republic of China 213176

February 9, 2011

Re: China Green Energy Industries, Inc.
Item 4.01 Form 8-K
Filed January 12, 2011, as amended February 7, 2011
File no. 000-53547

Dear Mr. Shi:

        We have completed our review of your Form 8-K and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director